Consent of Independent Auditors


The Board of Directors
Trans Pacific Bancorp


We consent to incorporation by reference in the registration statement (No. 33-39191) on Form S-8 of Trans Pacific Bancorp and Subsidiary of our report dated January 26, 1996, relating to the consolidated balance sheets of Trans Pacific Bancorp and Subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, which report is incorporated by reference in the December 31, 1995 annual report on Form 10-K of Trans Pacific Bancorp and Subsidiary.




/s/ KPMG Peat Marwick LLP

San Francisco, California
March 29, 1996